UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

Item

1	Notice of Agreements Reached with the State of Israel Concerning the Royalties’ Arbitration

Item 1

Notice of Agreements Reached with the State of Israel Concerning the Royalties' Arbitration

Further to Note 6 of the Company’s financial report for the third quarter of 2018, the Company hereby updates that, pursuant to the royalties' arbitration between the State of Israel and Dead Sea Works (DSW) and in accordance with the arbitrators’ instructions, discussions were held between the State and DSW, which led to an agreement regarding a series of disputes that constitute the majority of disputes that have been heretofore unresolved. A joint notice regarding the said agreements was submitted to the arbitrators, and they have yet to render a decision in the matter. As part of the aforesaid agreements, DSW will pay the amounts specified in the agreements’ document as well as the amounts deriving from the arbitrators’ ruling dated October 10, 2018, by December 25, 2018. Accordingly, the Company will recognize an expense in its financial reports for the fourth quarter of 2018 at the amount of $27 million, including interest and linkage, for the past periods (2000-2017).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President and Global General Counsel

Date: December 26, 2018